Exhibit 21.1

Subsidiaries of First Hawaiian, Inc.

Name	Jurisdiction of Incorporation/Organization
First Hawaiian Bank	Hawaii
Bishop Street Capital Management Corporation	Hawaii
First Hawaiian Leasing, Inc.	Hawaii